EXHIBIT 1

M. Kathleen Behrens

Ross, CA

May 11, 2009

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

Ladies and Gentlemen:

I am writing to raise a point of personal privilege and correct a baseless accusation by your representatives that I hope will concern you as much as it does me.

It has been brought to my attention by an Amylin shareholder that your representatives have been claiming that, in my prior conversations with some of you, I stated I was “interested and/or willing to sell Amylin at $20 per share” or words to that effect. If this is your interpretation of something I said, it is completely wrong.

This claim is obviously intended to lend some slender support by innuendo to an otherwise groundless portrait of Eastbourne Capital as having a “‘short-term’ sell now” agenda. It is disconcerting that no one from the company attempted to confirm this purported statement with me personally before speaking to shareholders. I note that the company has not even made reference to this purported statement in a publicly-filed document so that I would become aware of the accusation.

In the event that the same claim has been repeated to one or more of you, I simply want each of you to know that, so far as I recall, I did not make any such statement and, given my views on the matter, cannot conceive that I might have. If one of you has a different recollection, I would sincerely appreciate hearing that directly.

I want to assure you that in fact I don’t believe consideration of a sale of the company is currently appropriate.

More importantly, I believe that directors of any company have an obligation to inform themselves thoroughly about their company’s short and long-term issues and to be alert to its opportunities. While Amylin has wonderful prospects, the company also faces real challenges that call for serious consideration. However, I am not so immodest as to prejudge—or have preconceived answers to—any business decision that the board may consider, let alone one as important as a sale of the business.

I would also like to take this opportunity to share some of my views about service as a director and my intentions if I am elected to your board. I believe that directors should be encouraged and enabled to fully inform themselves about the affairs of their company and should not rely (or be placed in a position where they are forced to rely) entirely on information filtered through the narrow lens of a small number of senior managers or “leaders” on the board. I also believe that a board must be collegial, collaborative and consensus driven; that all directors have a right to an equal voice on the board but also an obligation to form and articulate independent and considered views and to be fully engaged members of the board.

Board of Directors, Amylin Pharmaceuticals, Inc., page 2

I have had a chance to meet nine of you over the last five months, and, if elected to the Amylin board, I look forward to being a productive and constructive colleague of my fellow board members. I also want to assure you that I will not be a “minority” director with a narrow or divisive agenda. Indeed I won’t have any agenda at all other than exercising my best judgment with an open mind in the interests of all shareholders of the company.

I would be pleased to share my thoughts with any of you who would like to have a further conversation on the topics I’ve touched on, to better understand my experience or to gain clarity on the broad view I would bring to the boardroom.

Sincerely,

M. Kathleen Behrens